Michael Best & Friedrich LLP Attorneys at Law 100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656

July 29, 2010 VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Re: Nicholas Fund, Inc.

Ladies and Gentlemen:

We have acted as counsel to Nicholas Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with the preparation and filing of Post-Effective Amendment No. 60 under the Securities Act of 1933, as amended (the “Securities Act”), and No. 39 under the 1940 Act ("Registration Statement"), to the Fund’s Registration Statement on Form N-1A to be filed with the Securities and Exchange Commission (the “Commission”) on or about July 29, 2010. The Registration Statement relates to shares of the common stock of the Fund, par value of $0.50 per share, registered under the Securities Act and the 1940 Act, and is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

This letter is furnished to the Commission solely in connection with Post-Effective Amendment No. 60 under the Securities Act and No. 39 under the 1940 Act.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Michael Best & Friedrich LLP